

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2014

Via E-mail
Mr. Peter Ntephe
President and Chief Executive Officer
ERHC Energy Inc.
5444 Westheimer Road, Suite 1440
Houston, Texas 77056

> **Re:** **ERHC Energy Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2013**
> **Filed December 23, 2013**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2013**
> **Filed February 13, 2014**
> **File No. 0-17325**

Dear Mr. Ntephe:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for Fiscal Year Ended September 30, 2013

Directors and Executive Officers of the Registrant and Corporate Governance, page 50

Compensation of Directors, page 51

1. Please provide the disclosure required by Item 402(r) of Regulation S-K regarding director compensation for your fiscal year ended September 30, 2013. For example, we note your reference at page 52 to total director compensation during the 2012 fiscal year.

<u>Quarterly Report on Form 10-Q for the Fiscal Quarter Ended December 31, 2013</u>

<u>Exhibits</u>

2.   We note your disclosure at page 12 that in October 2013, you entered into a farm-out agreement with CEPSA Kenya Limited. Please file such agreement as an exhibit, or tell us why you do not believe that the agreement is required to be filed. Refer to Item 601(a)(4) and Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director